

<u>Mail Stop 3561</u>

November 16, 2016

<u>Via E-mail</u>
Mr. Ricardo Ramos R.
Chief Financial Officer
Chemical and Mining Company of Chile, Inc.
El Trovador 4285
6th floor
Santiago, Chile

> **Re:  Chemical and Mining Company of Chile, Inc.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **File No. 033-65728**

Dear Mr. Ramos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining